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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(B)
                 OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934



Commission file no. 0001071572
                    ----------


                              ANYOX RESOURCES INC.
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)


                Nevada                                       98-019-9128
                ------                                      -------------
   (State or Other Jurisdiction of                        (I.R.S. Employer
   Incorporation or Organization)                        Identification No.)


           2453 Philips Place
      Burnaby, British Columbia                                V5A 2W1
      -------------------------                                -------
(Address of Principal Executive Officer)                     (Zip Code)


                                 (604) 688-3931
                                 --------------
                           (ISSUER'S TELEPHONE NUMBER)


Securities registered under Section 12(b) of the Exchange Act:   None

Securities registered under Section 12(g) of the Exchange Act:


                    Common Stock, par value $0.001 per share
                    -----------------------------------------
                                (TITLE OF CLASS)

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

                                TABLE OF CONTENTS

ITEM                                                                       PAGE
----                                                                       ----
                                     PART 1

Item 1     Description of Business                                          3

Item 2     Management's Discussion and Analysis or Plan
                     of Operation                                           9

Item 3     Description of Property                                         10

Item 4     Security Ownership of Certain Beneficial
                     Ownership and Management                              11

Item 5     Directors, Executive Officers, Promoters and
                     Control Persons                                       12

Item 6     Executive Compensation                                          14

Item 7     Certain Relationships and Related Transactions                  15

Item 8     Description of Securities                                       16

                                     PART 11

Item 1     Market Price of and Dividends on the Registrant's
                     Common Equity and Other Stockholders Matters          18

Item 2     Legal Proceedings                                               18

Item 3     Disagreement With Accountants and Financial Disclosure          18

Item 4     Recent Sales of Unregistered Securities                         19

Item 5     Indemnification of Directors and Officers                       20

                                    PART F/S

           Financial Statements                                            21

                                    PART 111

Item 1     Index to Exhibits                                               37

Item 2     Description of Exhibits                                         37


                            ------------------------

                       DOCUMENTS INCORPORATED BY REFERENCE

         Documents incorporated by reference:        None

                                                      PART 1

ITEM 1. DESCRIPTION OF BUSINESS

HISTORICAL OVERVIEW OF THE COMPANY

     Anyox Resources, Inc., a Nevada corporation (the "Company"), was incorporated on July 13, 1998. The Company has no subsidiaries and no affiliated companies. The Company's executive offices are located at 2453 Philips Place, Burnaby, British Columbia, Canada, V5A 2W1.

     The Company is in the development stage and is seeking a quotation on the NASD OTC Bulletin Board. It has filed the required documents with NASD Regulations, Inc., and has responded to all deficiencies relating to the filing of the Form 15c-211.

     The Company is engaged in the exploration and development of mineral properties. On September 18, 1998, the Company purchased for the sum of $1.00 from its President, Carsten Mide, the Fame #1 and Fame #2 mineral properties (the "Fame properties") located near the former town of Anyox, British Columbia.

     To date, the Company has paid cash-in-lieu to maintain the Fame properties in good standing. It is the intention of the Company to explore the Fame properties during the latter part of the summer of 1999 when the snow conditions have been substantially eliminated.

     The Company has no revenue to date from the development of the Fame properties, and its ability to effect its plans for the future will depend on the availability of financing. Such financing will be required to develop the Fame properties to a stage where a decision can be made by management as to whether an ore body exists and can be successfully brought into production. The Company anticipates obtaining such funds from its directors and officers, financial institutions or by way of the sale of its capital stock in the future (see Part 1, Item 2 - "Plan of Operations"), but there can be no assurance that the Company will be successful in obtaining additional capital for exploration activities from the sale of its capital stock or in otherwise raising substantial capital.


PLANNED BUSINESS

     In addition to exploring and developing the Fame properties, the Company plans to expand its mineral properties through the purchase, staking or joint venturing of other mineral properties. (See Part 1, Item 2 Management's Discussion and Analysis or Plan of Operation").

     Much of the discussion contained in this section is "forward looking", as the term is identified in, or contemplated by, Section 21E of the Exchange Act. Actual results may materially differ from the Company's plans as currently contemplated. Information concerning all the factors associated with the Company is set forth in this Item 1 and in Items 2 and 3 below. FOR A COMPLETE
UNDERSTANDING OF SUCH FACTORS, THIS ENTIRE DOCUMENT, INCLUDING THE FINANCIAL STATEMENTS AND THEIR ACCOMPANYING NOTES, SHOULD BE READ IN ITS ENTIRETY.

1.   Exploration and Development of the Fame Properties.

a.   Purchase of Fame Properties

     The mineral claims held by the Company are called the Fame #1 and Fame #2 and were purchased from the Company's President, Carsten Mide, on September 18, 1998 for the sum of $1.00. Until such time as the Company obtains a Free Miner's License in its own name the Fame properties will be held in trust for the benefit of the Company by Carsten Mide.

b.   Location of Fame Properties

     The Fame properties are located near the former town of Anyox, British Columbia (known herein as the "Anyox area") which is situated between latitudes 50(degree)20'N and 55(degree)25'N and longitudes 129(degree)50'W and 129(degree)578'W. The Fame properties are located on the ground between Observation Inlet, at the head of Alice Arm, and the other side of the ground, near the southern end of the "Alaskan Panhandle".

     The Fame properties are easily assessed by means of float plane from Prince Rupert which is located 145 kilometers or 90 miles south east of the property, or by boat either from Prince Rupert or Kitsault in Alice Arm; 25 km to the east. The property is approximately 850 air-kilometers north of Vancouver, British Columbia, Canada.

c.   Description of the Fame Properties

     The Fame properties include the following two mineral claims:

--------------------------------------------------------------------------------
                TENURE     SIZE      SIZE HA     SIZE HA            EXPIRY
     NAME       NUMBER     UNITS      GROSS      NET (*)            DATE
     ----       ------     -----      -----      -------            ----

 FAME # 1      359,391     5Sx1W       125          70      September 25, 1999

 FAME # 2      359,392     5Sx4E       500         400      September 25, 1999

--------------------------------------------------------------------------------
(*) 70 ha is convertible to 175 acres for the Fame # 1 and 400 ha for the Fame # 2 is convertible to 1,000 acres.

d.   Terraine Around the Fame Properties

     The Fame properties are situated in rugged terrain on the Anyox peninsula (up to 1,680 meters above sea level or 5,509 feet). The Fame properties are situated in the Donahue Creek catchment basin with elevations ranging from 800 feet to 3,700 feet. The forest cover and the steepness of slopes are less than elsewhere in the area. Extensive near-level open and brush cover areas exist in the Donahue Creek valley and in the valleys of its major tributaries.

     Mapping and surface geology on some of the claims is greatly facilitated by the lack of dense primary forest cover. This is due to a number of forest fires that have passed through the area and to the effect of smelter smoke from early operations. The mineral claims can be located on Map 103P/5 and P12 issued by the British Columbia Ministry of Energy, Mines and Petroleum Resources for the Skeena Mining Division.

e.   History of the Anyox Area and the Fame Properties

     The Anyox area of northwestern British Columbia has been an important producer of copper, silver and gold.

     The Anyox area was first developed by Granby Consolidated Mining and Smelting Co. Ltd. ("Granby") in the early 1900's. Granby discovered two main ore bodies; being the Hidden Creek deposit and the Bonanza deposit which were put into production in 1914 and operated until 1935.

     Between 1914 and 1936, the Hidden Creek mine produced 19,169,422 tons comprising 321,546,202 kilograms copper, 206,308,934 grams silver and 3,772,762 grams gold. The value of production was US$913,047,000.

     Between 1928 and 1935, the Bonanza Mine produced 655,656 tons comprising 8,747,532 grams silver, 86,590 grams gold and 14,299,691 kilograms copper. The value of production was US$39,802,000.

     At the time of its operations, the two mines were considered to be one of the largest copper producers in the British Empire.

     With decreasing metal prices in the mid 1930's and certain labour unrest, Granby decided to close the mill and the town site in 1935 after nearly 20 years of successful operations.

     The Anyox property was acquired by Cominco Limited ("Cominco") in 1936. Since acquisition numerous programs of drilling, mapping, geophysics and geochemistry have been conducted by Cominco on various properties in the immediate area. These programs resulted in the 1950's in the discovery and definition of the Double Ed deposit (2.2 million tons of 1.3% copper and 0.50 zinc) and the Eden deposit (158,742 tons of 1.5% copper and 1.9% zinc).

f.   Recent Geological Work in the Anyox area.

     The provincial government carried out a Regional Geochemical Survey over the entire Anyox area in 1979. The samples were re-analyzed in 1995, using more sophisticated analytical methods for more elements, including gold. Samples with anomalous values of gold, silver, chromium, nickel, cobalt, copper, zinc and/or lead, among others, were common in the areas. A subset of 106 samples from the area between Mount Marshall and Mount Newport were used for a detailed sample evaluation. Five of these samples were collected on or near the Fame properties.

     Reconnaissance surveys were carried out on behalf of TVI Copper Inc. in the Anyox area in 1994. Numerous zones of copper, gold, silver, lead and zinc mineralization in quartz veins, gossans, siliceous argillite and sulphide lenses were detected.

     A reconnaissance mapping and moss mat sampling program was carried out in the Anyox area by Ebo Bakker in September 1997. Six out of the eighty-seven samples were collected on or near the Fame properties. It appears that, except for the collection of the aforementioned samples, no other work has been carried out on the Fame properties claims.

     The above mentioned six samples were moss mat samples. Moss mat samples were chosen as primary reconnaissance technique in the Anyox area based on surveys carried out by other exploration teams in the past. The samples taken were immediately packed in plastic bags and the sample location was tagged. The samples were shipped to Acme Analytical Laboratories in Vancouver, British Columbia, where the sediment was, after separation from the moss, analyzed for 30 elements by various recognized assay methods including fire assay for gold.

     Two samples taken from the Fame properties were collected from the small tributaries of Donahue Creek downstream from the claims themselves and were anomalous in copper, zinc and cadmium. Two other samples which were collected from small tributaries at the east side of the Fame properties, were high in zinc and cadmium. Zinc is found in nature as sphalerite which carries up to 5% cadmium. One sample collected from a major tributary of Donahue Creek at the northern side of the Fame properties was high in lead.

g.   Regional Geology

     The Fame properties are mainly underlain by Clashmore metasedimentary, metavolcanic and/or metaplutonic rocks. Hyder Pluton granite rocks are found in the north-east and Clashmore mafic and ultramafic rocks are found in the small area in the south-eastern part of the property. Rocks in the Donahue Creek valley and in the valley of its major tributary are extensively covered with alluvial deposits.

h.   Geology Exploration Proposed for the Fame Properties

     A geological report dated August 19, 1998 prepared by Bakker Geological Consulting recommended an exploration program on the Fame properties to consist of:

     "1. Detailed stream geochemical and moss mat sampling to follow up the high base metal and gold values on the property. The aim is to zoom in on the source of these high values

     2. Detailed prospecting, mapping and sampling of the property. The work should focus on the area underlain by rocks of the Clashmore Complex, and in particular on the areas with good outcrop at higher elevations."

     The Fame properties expire on September 25, 1999 but the Company intends to undertake a work program on the property prior to that date to maintain them in good standing. The assessment cost amounts to $1,667, stated in United States dollars. The Company can pay "cash-in-lieu" to the Minister of Mines in the amount of $1,667 and maintain the Fame properties in good standing until September 25, 2000. The Company is contemplating undertaking an exploration and development program on the Fame properties during the latter part of 1999.

i.   Company's Main Product

     The Company's primary product will be the sale of minerals, both precious and commercial. The Company is not at the stage of development whereby minerals can be mined and sold thereby giving the Company a cash flow.

j.   Company's Exploration Facilities

     The Company will be exploring and developing its mineral claims and does not plan to build any mill or smelter until such time as a production decision is made. This will be several years into the future before the need to build a permanent facility is warranted. During the exploration period, the Company will use tent facilities to house its geological workers since this will be by far the most economic way to proceed.

k.   Risk Inherent in Mineral Properties

     There are certain inherent risks with mineral properties from the point of view of the Company and its shareholders as follows:

1. The Fame properties do not contain a known body of commercial ore and, therefore, any program conducted on the Fame properties would be an exploratory search of ore.

2. There is no certainty that any expenditures made in the exploration of the Fame properties will result in discoveries of commercial quantities of ore. Most exploration projects do not result in the discovery of commercially mineable deposits of ore.

3. Resource exploration and development is a speculative business, marked by a number of significant risks including, among other things, unprofitable effort resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in size or grade to return a profit from production. The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond its control and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. The mineral industry is intensely competitive and the Company competes with other companies that have greater resources.

4. Mining operations generally involve a high degree of risk. Hazards such as unusual or unexpected formations and other conditions are involved. The Issuer may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or which it may not elect to insure. The payment of such liabilities may have a material, adverse effect on the Issuer's financial position.

5. Prior to commencing mining operations on any of its properties, the Company must meet certain stringent environmental requirements. Compliance with these requirements may prove to be difficult and expensive.

6. While the Company has obtained the usual industry standard title reports with respect to the Fame properties, this should not be construed as a guarantee of title. The Fame properties may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects. Certain of the claims may be under dispute and resolutions of a dispute may result in the loss of some or all of such claims or a reduction in the Company's interest therein.

7. The Fame properties have never been surveyed and, accordingly, the precise location of the boundaries of the claims and ownership of mineral rights on specific tracts of land comprising the claims may be in doubt.

l.   Other Mineral Properties

     The Company has not identified any other mineral properties either for staking or purchasing. It is contemplated that the Company will seek other mineral properties during the summer of 1999 in order to diversify its holdings into other areas of interest and minerals. The Company has not as yet inaugurated any steps towards the investigation of any mineral claims, and does not presently have the financial capacity to do so. Any staking and/or purchasing of mineral claims may involve the issuance of substantial blocks of the Company's shares.


EMPLOYEES

     As at January 15, 1999, the Company did not have any employees either part time or full time.

     The Company is not a party to any employment contracts or collective bargaining agreements. The British Columbia area has a relatively large pool of people experienced in exploration and development of mineral properties; being mainly geologists and mining consultants. In addition, there is no lack of people who have experience in working on mineral properties either as laborers or prospectors. The Company will use independent workers and consultants initially since the exploration period in the Anyox area is limited to the summer months and the Company does not wish to carry the extra expense of having full time employees.


COMPETITION

     There are numerous other mining companies, both large and small, in the British Columbia area, including geological work undertaken by the Provincial Government of British Columbia.

     Management believes that the mining industry is at a low point in development due to weakening mineral prices and a lack of capital being invested into mining activities. With this inactivity there are various mineral claims which have expired and are available for staking. On the other hand, there are numerous small mining companies wishing to enter into a joint venture arrangement with other mining companies. Accordingly, management does not believe that competition will be a significant problem in its growth in the immediate future.

     The Provincial Government is not in direct competition with independent mining companies since its main purpose is to assess the mineral potential of certain areas in the Province and prepare annual reports detailing their findings. This is an advantage to all independent mining companies since they are able to stake the properties reported on by the Provincial Government unless they are currently owned by another party.

         The exploration and development business is highly competitive and highly fragmented, dominated by both large and small mining companies. Success will largely be dependent on the Company's ability to attract talent from the mining field. There is no assurance that the Company's mineral expansion plans will be realized.


ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

     The discussion contained in this Item 2 is "forward looking" as that term is contemplated by Section 21E of the Securities Exchange Act. Actual work performed on the Fame properties may differ from the recommended work program as set forth in the geological report dated August 19, 1998 prepared by Bakker Geological Consulting. Factors that could cause the work program to differ are described throughout this report.


PLAN OF OPERATION

     The Company has to date concentrated on the Fame properties. In the future, the Company will seek to investigate numerous other mining properties to determine which ones are of merit and are of interest to the Company. Subject to the availability of financing, the Company will seek to increase its inventory of mineral properties and, if acceptable to management, enter into joint venture agreements to develop mineral properties. (See Part 1, Item 1 - "Description of the Business"). The Company will seek to generate such funds through the sale of securities and/or institutional financing. If an underwriter can be found, a public offering of common stock will be considered; alternatively the Company will seek to raise funds through a private offering of securities to an institutional buyer or through a registered broker dealer. The Company does not presently have any financing arranged for nor has any underwriter yet expressed interest in such an offering, and there can be no assurance that an underwriter can be found on terms acceptable to the Company. In the absence of such financing, the Company may be unable to put its plans into effect.


LIQUIDITY AND CAPITAL RESOURCES

     As at October 31, 1998, the Company had $6,714 of assets, and $2,907 of liabilities. As of December 31, 1998, the Company had $5,650 of assets, and $2,355 of liabilities (unaudited), including cash or cash equivalents amounting to $ 5,649.

     The Company has no contractual obligations for either lease premises, employment agreements or work commitments on the Fame properties and has made no commitments to acquire any asset of any nature.

     Operational and administrative expenses of the Company for 1999 are projected to be approximately $30,000 for exploration work on the Fame properties and $10,000 for general and administrative expenses. The majority of the general and administrative expenses relate to filing costs, transfer agents fees and audit and accounting.

     Management does not believe the Company's operations have been materially affected by inflation.


ITEM 3. DESCRIPTION OF PROPERTY

     The Fame properties are located near the former town of Anyox, British Columbia between Observation Inlet, at the head of Alice Arm, and the other side of the ground near the "Alaskan Panhandle".

     The Fame properties are approximately 145 kilometers or 90 miles south east of Prince Rupert and 25 km from Kitsault. The property is approximately 850 air-kilometers north of Vancouver, British Columbia, Canada.

     The Fame properties include the following two mineral claims: Fame 1, under tenure number 359,391, comprises 125 gross ha and 70 net ha (being 175 areas); Fame 2, under tenure number 359,392, comprises 500 gross ha and 400 net ha (being 400 areas). Both these mineral claims are in good standing until September 25, 1999.

     The Fame properties are situated in rugged terrain on the Anyox peninsula (up to 1,680 meters above sea level or 5,509 feet). The Fame properties are situated in the Donahue Creek catchment basin with elevations ranging from 800 feet to 3,700 feet. The forest cover and the steepness of slopes are less than elsewhere in the area. Extensive near-level open and brush cover areas exist in the Donahue Creek valley and in the valleys of its major tributaries.

     Mapping and surface geology on some of the claims is greatly facilitated by the lack of dense primary forest cover. This is due to a number of forest fires that have passed through the area and to the effect of smelter smoke from early operations. The mineral claims can be located on Map 103P/5 and P12 issued by the British Columbia Ministry of Energy, Mines and Petroleum Resources for the Skeena Mining Division.


OFFICES

     The Company's executive offices are located at 2453 Philips Place, Burnaby, British Columbia, Canada. The office is located in the personal residence of the President of the Company. There is no charge to the Company for using this office.


OTHER PROPERTY

     The Company does not own any other property other than the rights to the minerals located on the Fame properties.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERSHIP AND MANAGEMENT

SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

     The following table sets forth certain information with respect to the beneficial ownership of each person who is known to the Company to be the beneficial owner of more than 5% of the Company's Common Stock as of December 31, 1998.

     (1)                           (2)                               (3)                     (4)
    Title                   Name and Address                  Amount and Nature            Percent
      of                      of Beneficial                     of Beneficial                of
    Class                        Owner                        Ownership (1),(2)           Class (2)
    -----                        ------                       -----------------           ---------
Common                   Carsten Mide                              4,000,000                 39.89%
Shares                   2453 Philips Place
                         Burnaby, British Columbia
                         Canada, V5A 2W1

(1) As of December 31, 1998, there were 10,028,500 common shares outstanding. Unless otherwise noted, the security ownership disclosed in this table is of record and beneficial.

(2) Under Rule 13-d under the Exchange Act, shares not outstanding but subject to options, warrants, rights, conversion privileges pursuant to which such shares may be acquired in the next 60 days are deemed to be outstanding for the purpose of computing the percentage of outstanding shares owned by the persons having such rights, but are not deemed outstanding for the purpose of computing the percentage for such other persons.


SECURITY OWNERSHIP OF MANAGEMENT

     The following table sets forth certain information with respect to the beneficial ownership of each officer and director, and of all directors and executive officers as a group as of December 31, 1998.

     (1)                           (2)                               (3)                     (4)
    Title                   Name and Address                  Amount and Nature            Percent
      of                      of Beneficial                     of Beneficial                of
    Class                        Owner                        Ownership (1),(2)           Class (2)
    -----                        ------                       -----------------           ---------
Common                   Carsten Mide                              4,000,000 (3)             39.89%
Shares                   2453 Philips Place
                         Burnaby, British Columbia
                         Canada, V5A 2W1

Common                   Philip Yee                                      NIL                  0.00%
Shares                   2652 Dundas Street
                         Vancouver, British Columbia
                         Canada, T5J 1N3

     (1)                           (2)                               (3)                     (4)
    Title                   Name and Address                  Amount and Nature            Percent
      of                      of Beneficial                     of Beneficial                of
    Class                        Owner                        Ownership (1),(2)           Class (2)
    -----                        ------                       -----------------           ---------
Common                  Mary M. Hethey                                3,700 (4)                 *
Shares                  397 Ventura Crescent
                        North Vancouver, B.C.
                        Canada, V7N 3G7

                    All officers and directors as a                 4,003,700               39.92%
                           group (three persons)


*    Indicates less than 1%.

(1) As of December 31, 1998, there were 10,028,500 common shares outstanding. Unless otherwise noted, the security ownership disclosed in this table is of record and beneficial.

(2) Under Rule 13-d under the Exchange Act, shares not outstanding but subject to options, warrants, rights, conversion privileges pursuant to which such shares may be acquired in the next 60 days are deemed to be outstanding for the purpose of computing the percentage of outstanding shares owned by the persons having such rights, but are not deemed outstanding for the purpose of computing the percentage for such other persons.

(3) Mr. Mide is President of the Company and controlling shareholder. This stock is restricted since it was issued in compliance with the exemption form registration provided by Section 4 (2) of the Securities Act of 1933, as amended. After this stock has been held for one (1) year, Mr. Mide could sell 1% of the outstanding stock every three months. Therefore, this stock cannot be sold except in compliance with the provisions of Rule 144.

(4) The two sons of Mary Hethey purchased 3,700 shares at a price of $0.10 per share. This stock has been restricted and the appropriate ledge affixed thereto since the two acquiring shareholders live in the same residence as she does.


ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

DIRECTORS AND EXECUTIVE OFFICERS

     The following table identifies the Company's directors and executive officers as of December 31, 1998. Directors are elected at the Company's annual meeting of stockholders and hold office until their successors are elected and qualified. The Company's officers are appointed annually by the Board of Directors and serve at the pleasure of the Board.


                                                                      Term as
                                                                      Director
            Name                    Position Held                     Expires
            ----                    -------------                     -------
     Carsten Mide               President and Director                  1999
     Philip Yee                 Director                                1999
     Mary M. Hethey             Secretary and Treasurer                 1999


     Carsten Mide, 54, the Company's founder, has been President and Director of the Company since its inception. Mr. Mide has been in the property development business for the past thirty three years and in residential home building for the past 28 years. His is currently a director and officer of several private companies as follows:

                                                                                Number of
                                       Business of            Executive        Years being      Jurisdiction of
        Name of Company                the Company            Position          Involved         Incorporation
        ---------------                -----------            --------          --------         -------------
Mide Developments Ltd.             Property development    President and            33         British Columbia,
                                                               Director                              Canada

Mide Holdings Ltd.                   Residential home      President and            28         British Columbia,
                                       construction            Director                              Canada

Dunbarton Properties Ltd.          Property development    President and            10         British Columbia,
                                                               Director                              Canada

Zarcan Minerals Inc. (*)           Mineral exploration     Vice-President           1.5        British Columbia,
                                                            and Director                             Canada

Alta Sierra Resources Inc.         Mineral exploration     President and            1.5         Alberta, Canada
                                                               Director

Five Star International            Mineral exploration     President and            1.5         Alberta, Canada
Resources Inc.                                                 Director

(*) It is anticipated that Zarcan Minerals Inc. will seek a listing on the Vancouver Stock Exchange within the near future.

     Mr. Mide has not been involved in any public company either in Canada or the United States and has not been associated with any OTC Bulletin Board company to date.

     Philip Yee, 36, Director of the Company, was born in Vancouver, British Columbia. Having graduated from high school he attended the University of British Columbia and graduated with a Bachelor of Commence degree in 1986 before attending City University where be obtained a Masters of Business degree in 1989. In 1991 he became a member of the Institute of Certified General Accountants of British Columbia. In 1996 he obtained his degree as a Certified Public Accountant from the Washington State Board of Accountants and subsequently became a member of the Institute of Internal Auditors. During his entire educational period, Mr. Yee worked for various private companies and one public company as follows:

                                                         Years of
         Name of Company          Type of Business      Employment          Position               Location
         ---------------          ----------------      ----------          --------               --------
  Augusta Corporation                  Mineral         1997 - 1999         Controller          Vancouver, B.C.
                                     exploration                                                    Canada

  Can-Chi Group of                 Venture capital     1992 - 1997         Accountant          Vancouver, B.C.
      Companies                                                                                     Canada

  Canadian Connection              Investments in      1990 - 1992         Accountant          Vancouver, B.C.
      Group                            futures                                                      Canada

     Mr. Yee has not been an officer or director of a public company other than Sweetbrier Corporation; a corporation listed on the OTC Bulletin Board presently under the name of Dippy Foods Inc. Mr. Yee is no longer a director and officer of that company and is not a director or officer of any other OTC Bulletin Board company other than if the Company becomes a quoted company.

     Mary Hethey, 49, was born in Galt, Ontario, Canada. She was educated at the University of Toronto where she obtained a Bachelor of Arts degree in honors Economics and Mathematics. Subsequent to graduation she was employed with Burrows Business Machines as a computer programmer during 1974 and 1975 in Vancouver, British Columbia. Subsequently she became a student in accounting and articled with Clarkson Gordon (1975-1978) and Collins Burrows (1978 - 1980). In 1979 she obtained her degree as a Chartered Accountant. During the last five years she has been employed as follows:

                                                          Years of
         Name of Company           Type of Business      Employment         Position               Location
         ---------------           ----------------      ----------         --------               --------
North Shore Credit Union                Bankers         1997 - 1998        Accountant          Vancouver, Canada

Self-employed accountant              Consulting        1993 - 1997        Accountant          Vancouver, Canada

Harvey Hill, Chartered               Professional       1990 - 1993        Accountant       West Vancouver, Canada
     Accountant                       Accountant

     Mrs. Hethey was the Secretary Treasurer of Goldking Resources Inc., a company listed on the OTC Bulletin Board but is no longer in that position. Nine years ago she was a director and officer of Arthurian Resources Inc. and a director of Creative Products Inc.; both companies formerly listed on the Vancouver Stock Exchange.

     None of the Directors or Executive Officers work full time for the Company, but intend to devote such time as their responsibilities require. None of the Company's Directors are currently directors of other companies registered under the Securities Act of 1934.

     There are no family relationships between the directors, executive officers or with any person under consideration for nomination as a director or appointment as an executive officer of the Company.


ITEM 6. EXECUTIVE COMPENSATION

     None of the Company's executive officers have received compensation since the Company's inception.

     The following table sets forth compensation paid or accrued by the Company during the period ended December 31, 1998 to the Company's President and shows compensation paid to any other officers or directors.

                        SUMMARY COMPENSATION TABLE (1998)

                                                                     Long Term Compensation (US Dollars)
                                                                     -----------------------------------
                                         Annual Compensation              Awards              Payouts
                                         -------------------              ------              -------
         (a)                (b)           (c)           (e)          (f)           (g)          (h)          (i)
                                                       Other      Restricted                              All other
                                                      annual        stock       Options/       LTIP        compen-
   Name and Princi-                                    Comp.        awards         SAR        payouts      sation
     pal position           Year         Salary         ($)          ($)           (#)          ($)          ($)
     ------------           ----         ------         ---          ---           ---          ---          ---
Carsten Mide,               1998          -0-           -0-          -0-           -0-          -0-          -0-
President

Philip Yee,                 1998          -0-           -0-          -0-           -0-          -0-          -0-
Director

Mary Hethey,                1998          -0-           -0-          -0-           -0-          -0-          -0-
Secretary and
Treasurer

There has been no compensation given to any of the Directors or Officers during 1999. There are no stock options outstanding as at December 31, 1998 and no options have been granted in 1999, but it is contemplated that the Company may issue stock options in the future to officers, directors, advisers and future employees.


COMPENSATION OF DIRECTORS

     Members of the Board of Directors do not receive cash compensation for their services as Directors. Directors are not presently reimbursed for expenses incurred in attending Board meetings.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     On September 18, 1998, the Company issued 4,000,000 shares of its common stock to Carsten Mide in consideration of his services in organizing the Company. The terms of this transaction were determined by the Board of Directors at the time there were no other stockholders. This stock is restricted since it was issued in compliance with the exemption form registration provided by
Section 4 (2) of the Securities Act of 1933, as amended. After this stock has been held for one (1) year, Mr. Mide could sell in a given three month period shares based on 1% of the outstanding stock of the Company. Therefore, this stock cannot be sold except in compliance with the provisions of Rule 144. The share certificate registered in the name of Mr. Mide has a legend affixed to it restricting its sale.

     On October 21, 1998, the Company sold and issued 3,700 shares of the common stock to the two sons of Mary Hethey, Secretary and Treasurer of the Company. These shares were subscribed for under an Offering Memorandum dated September 20, 1998. Since Mrs. Hethey is an executive officer of the Company the terms of such transaction cannot be determined to have been negotiated at arms length even though the shares were subscribed under an Offering Memorandum and approved by the Board of Directors. The two sons of Mary Hethey purchased

3,700 shares at a price of $0.10 per share. This stock has been restricted and the appropriate ledge affixed thereto since the two acquiring shareholders live in the same residence as she does.

     The Fame properties were purchased from the Company's President, Carsten Mide, on September 18, 1998 for the sum of $1.00. Until such time as the Company obtains a Free Miner's License in its own name the Fame properties will be held in trust for the benefit of the Company by Carsten Mide.

     Certain parties interested in the Company's success have contributed and continue to contribute time, office space, telephone, and other expenses, without compensation or reimbursement.

     The directors of the Company are directors, officers, stockholders and employees of other companies engaged in the mining industry, and conflicts of interest may arise between their duties as directors of the Company and as directors and officers of other companies. Mr. Mide is Vice-President and Director of Zarcan Minerals Inc., a company exploring for precious metal in Brazil; President and Director of Alta Sierra Resources Inc., a company holding mineral claims in British Columbia; and President and Director of Five Star International Resources Inc., a company holding mineral claims in the Anyox area of British Columbia. Mr. Yee is the Controller of Augusta Corporation, a public listed company with subsidiaries holding various mineral claims throughout the world.


ITEM 8. DESCRIPTION OF SECURITIES

     The Company's articles of incorporation currently provide that the Company is authorized to issue 200,000,000 shares of common stock, par value $0.001 per share. As at December 31, 1998, 10,028,500 shares were outstanding.


COMMON STOCK

     Each holder of record of the Company's common stock is entitled to one vote per share in the election of the Company's directors and all other matters submitted to the Company's stockholders for a vote. Holders of the Company's common stock are also entitled to share ratably in all dividends when, as, and if declared by the Company's Board of Directors from funds legally available therefor, and to share ratably in all assets available for distribution to the Company's stockholders upon liquidation or dissolution, subject in both cases to any preference that may be applicable to any outstanding preferred stock. There are no preemptive rights to subscribe to any of the Company's securities, and no conversion rights or sinking fund provisions applicable to the common stock.

     Neither the Company's articles of incorporation nor its bylaws provide for cumulative voting. Accordingly, persons who own or control a majority of the shares outstanding may elect all of the Board of Directors, and persons owning less than a majority could be foreclosed from electing any.

OPTIONS OUTSTANDING

     There are no outstanding options. It is the intention of the Board of Directors to grant stock options to directors, officers and future employees at some time in the future. At the present time no consideration has been given to the granting of stock options.

                                     PART 11

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS


MARKET INFORMATION

     The Company's stock is not presently traded or listed on any public market. The Company has made a submission through its market maker Robert Hurd, J.
Alexander Securities, Inc., 523 West Sixth Street, Suite 606, Los Angeles, California, 90014-1101. To date the Company has responded to all deficiencies to its Form 15c-211 indicated by NASD Regulations, Inc. Upon effectiveness of the Company's registration statement under the Securities Exchange Act of 1934, it is anticipated one or more broker dealers may make a market in its securities over the counter, with quotations carried on the National Association of Securities Dealers, Inc.'s "OTC Bulletin Board".


HOLDERS

     The approximate number of record holders of the Company's common stock as at January 20, 1999 is 39.


DIVIDENDS

     The Company has never paid cash dividends on its common stock and does not intend to do so in the foreseeable future. The Company currently intends to retain any earnings for the operation and expansion of its business.


TRANSFER AGENT

     The Company's transfer agent is Nevada Agency & Trust Co., 50 West Liberty Street, Suite 880, Reno, Nevada, 89501.


ITEM 2. LEGAL PROCEEDINGS

     There are no legal proceedings to which the Company is a party or to which its property is subject, nor to the best of management's knowledge are any material legal proceedings contemplated.


ITEM 3. DISAGREEMENT WITH ACCOUNTANTS AND FINANCIAL DISCLOSURE

     From inception to date, the Company's principal accountant is Andersen Andersen & Strong, L.C. of Salt Lake City, Utah. The firm's report for the period from inception to October 31, 1998 did not contain any adverse opinion or disclaimer, nor were there any disagreements between management and the Company's accountants.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

     From inception through to December 31, 1998, the Company has issued and sold the following unregistered shares of its common stock (the aggregated value of all such offerings did not exceed US$1,000,000):

(i)  Subscription of 4,000,000 shares by the President of the Company

     On September 18, 1998 the Company issued to its President, Carsten Mide, 4,000,000 common shares at a price of $0.001 per share. This stock is restricted since it was issued in compliance with the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. After this stock has been held for one year, Carsten Mide could sell within a three month period shares based on 1% of the outstanding stock in the Company. Therefore, this stock can be sold after the expiration of one year in compliance with the provisions of Rule 144. There are "stop transfer" instructions placed against this certificate and a legend has been imprinted on the stock certificate itself.

(ii) Subscription for 6,000,000 shares at $0.001 per share

     On September 18, 1998, the Company accepted subscriptions from six corporate investors in the amount of 6,000,000 shares at a price of $0.001 per share. Rule 504 exemption was claimed for the 6,000,000 shares. Forms D were filed with the United States Securities and Exchange Commission. This stock can be traded without restrictions. None are related to the directors or officers or each other. All the shareholders live outside the United States.

(iii) Subscription for 28,500 shares at $0.10 per share

     The Company accepted subscriptions from 26 individual shareholders who purchased 28,500 common shares at a price of $0.10 per share under an Offering Memorandum dated September 20, 1998. Rule 504 exemption was claimed and Forms D were filed with the United States Securities and Exchange Commission. This stock can be traded without restrictions provided persons owing less than 5% of the outstanding stock do so. The exception to this is that 3,700 shares were sold to members of an officer's family who live in the same residence as the officer. The 3,700 shares are restricted since they were issued in compliance with the exemption from registration by Section 4(2) of the Securities Act of 1933, as amended. After the 3,700 shares have been held for one year, these two shareholders can sell within a given three month period shares based on 1% of the outstanding stock in the Company. Therefore, this stock cannot be sold until the expiration of one (1) year in compliance with the provisions of Rule 144. All the shareholders subscribing for shares under the Offering Memorandum dated September 20, 1998 are located outside of the United States and none are US citizens.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 78.751 of the Nevada General Corporation Law allows the Company to indemnify any person who was or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, by reason of the fact that he or she is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee, or agent of any corporation, partnership, joint venture, trust, or other enterprise. The Company's bylaws provide that such person shall be indemnified and held harmless to the fullest extent permitted by Nevada law.

     Nevada law permits the Company to advance expenses in connection with defending any such proceedings, provided that the indemnitee undertakes to repay any such advances if it is later determined that such person was not entitled to be indemnified by the Company. The Company's bylaws require that the Company advance such funds upon receipt of such an undertaking with respect to repayment.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in such act, and is therefore unenforceable.

                                    PART F/S

                              FINANCIAL STATEMENTS

         The following financial statements are filed with this Form 10-SB:

                                                                            Page
                                                                            ----

Report of Independent Certified Public Accountants                           22
Financial Statements of Anyox Resources Inc.
        Balance Sheet as at October 31, 1998                                 23
        Statement of Operations for the Period from July 13, 1998 (Date
             of Inception) to October 31, 1998                               24
        Statement of Cash Flows for the Period from July 13, 1998 (Date
             of Inception) to October 31, 1998                               25
        Statement of Changes in Stockholders' Equity for the Period from
             July 13, 1998 (Date of Inception) to October 31, 1998           26

        Notes to Financial Statements                                        27

Unaudited Financial Statements Prepared by Management
        Balance Sheet as at December 31, 1998                                30
        Statement of Operations for the Period from October 31, 1998 to
              December 31, 1998                                              31
        Statement of Changes in Stockholders' Equity for the Period
              from October 31, 1998 to December 31, 1998                     32
        Statement of Cash Flows for the Period from October 31, 1998
              to December 31, 1998                                           33
        Notes to Financial Statements                                        34

ANDERSEN ANDERSEN & STRONG, L.C.                  941 East 3300 South, Suite 220
Certified Public Accountants and Business            Salt Lake City, Utah, 84106
 Consultants Board                                        Telephone 801-486-0096
Member SEC Practice Section of the AICPA                        Fax 801-486-0098
                                                      E-mail Kandersen @ msn.com



Board of Directors
Anyox Resources, Inc.
Vancouver B. C. Canada 941


               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have audited the accompanying balance sheet of Anyox Resources, Inc. (a development stage company) at October 31, 1998, and the statement of operations, stockholders' equity, and cash flows for the period from July 13, 1998 (date of 'inception) to October 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Anyox Resources, Inc. at October 31, 1998, and the results of operations, and cash flows for the period from July 13, 1998 (date of inception) to October 31, 1998, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is in the development stage and will need additional working capital for its planned activity, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 5 . These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Salt Lake City, Utah                            /s/ "Andersen Andersen & Strong"
November 20, 1998


        A member of ACF International with affiliated offices worldwide

                              ANYOX RESOURCES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                                OCTOBER 31, 1998

================================================================================


ASSETS

CURRENT ASSETS
     Cash                                                                    $  6,714
                                                                             --------

           Total Current Assets                                                 6,714
                                                                             --------

OTHER ASSETS
     Mineral lease - Note 3                                                         1
                                                                             --------

                                                                             $  6,715
                                                                             ========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
      Accounts payable                                                       $  2,907
                                                                             --------

            Total Current Liabilities                                           2,907
                                                                             --------

STOCKHOLDERS' EQUITY

Common stock
      200,000,000 shares authorized, at $0.001 par
      value; 10,028,500 shares issued and outstanding                          10,029

Capital in excess of par value                                                  2,821

Deficit accumulated during the development stage                               (9,042)
                                                                             --------

Total Stockholders' Equity                                                      3,808
                                                                             --------

                                                                             $  6,715
                                                                             ========


   The accompanying notes are an integral part of these financial statements.

                              ANYOX RESOURCES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF OPERATIONS
                        FOR THE PERIOD FROM JULY 13, 1998
                     (DATE OF INCEPTION) TO OCTOBER 31, 1998

================================================================================



SALES                                                                        $         --

EXPENSES                                                                            9,042
                                                                             ------------

NET LOSS                                                                     $     (9,042)
                                                                             ============


NET LOSS PER COMMON SHARE
     Basic                                                                   $      (.001)
                                                                             ============


AVERAGE OUTSTANDING SHARES
     Basic                                                                     10,028,500
                                                                             ============




   The accompanying notes are an integral part of these financial statements.

                              ANYOX RESOURCES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF CASH FLOWS
                        FOR THE PERIOD FROM JULY 13, 1998
                     (DATE OF INCEPTION) TO OCTOBER 31,1998

CASH FLOWS FROM
     OPERATING ACTIVITIES:

Net loss                                                                  $ (9,042)

Adjustments to reconcile net loss to
    net cash provided by operating
    activities:

    Change in accounts payable                                               2,907
                                                                          --------

Net Cash From Operations                                                    (6,135)
                                                                          ========

CASH FLOWS FROM INVESTING
    ACTIVITIES:

Purchase of mineral lease                                                       (1)
                                                                          --------

CASH FLOWS FROM FINANCING
    ACTIVITIES:

       Proceeds from issuance of common stock                               12,850
                                                                          --------

Net Increase in Cash                                                         6,714

Cash at Beginning of Period                                                     --
                                                                          --------

Cash at End of Period                                                     $  6,714
                                                                          ========



   The accompanying notes are an integral part of these financial statements.

                              ANYOX RESOURCES, INC
                          (A DEVELOPMENT STAGE COMPANY)
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
               FOR THE PERIOD FROM JULY 3,1998 (DATE OF INCEPTION)
                               TO OCTOBER 31,1998

================================================================================



                                                         COMMON STOCK          CAPITAL IN
                                                         ------------          EXCESS OF             ACCUMULATED
                                                     SHARES        AMOUNT      PAR VALUE               DEFICIT
                                                     ------        ------      ---------               -------
BALANCE JULY 13, 1998 (date of inception)             --        $       --        $       --        $       --

Issuance of common stock for cash
  at $.001 - September 18, 1998               10,000,000            10,000                --                --

Issuance of common stock for cash
    at $.10- October 2l, 1998                     28,500                29             2,821                --


Net operating loss for the period from
    July 13, 1998 to October 31, 1998                 --                --                --            (9,042)
                                              ----------        ----------        ----------        ----------

BALANCE OCTOBER 31, 1998                      10,028,500        $   10,029        $    2,821        $   (9,042)
                                              ==========        ==========        ==========        ==========









The accompanying notes are an integral part of these financial statements.

                              ANYOX RESOURCES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCLAL STATEMENTS

================================================================================

     1.   ORGANIZATION

     The Company was incorporated under the laws of the State of Nevada on July 13, 1998 with authorized common stock of 200,000,000 shares at $0.001 par value.

     The Company was organized for the purpose of acquiring and developing mineral properties.

     The Company is in the development stage.

     Since its inception the Company has completed two Regulation D offerings of 6,028,500 shares of its capital stock for cash.

     2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICILES

     Accounting, Methods

     The Company recognizes income and expenses based on the accrual method of accounting.

     Dividend Policy

     The Company has not yet adopted a policy regarding payment of dividends.

     Income Taxes

     The Company has elected a fiscal year ending June 30 and has not completed an operating period.

     Earning (Loss) Per Share

     Earnings (loss) per share amounts are computed based on the weighted average number of shares actually outstanding using the treasury stock method in accordance with FASB statement No. 128.

     Cash and Cash Equivalents

     The Company considers all highly liquid instruments purchased with a maturity, at the time of purchase, of less than three months, to be cash equivalents.

                              ANYOX RESOURCES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

================================================================================

Foreign Currency Translation

The transactions of the Company completed in Canadian dollars have been translated to US dollars. Assets and liabilities are translated at the year end exchange rates and the income and expenses at the average rates of exchange prevailing during the period reported on.

Amortization of Capitalized Mineral Lease Costs

The Company will use the successful efforts method to amortize the capitalized costs of any mineral leases it acquires, which provides for capitalizing the purchase price of the project and the additional costs directly related to proving the properties, and amortizing these amounts over the life of the mineral deposit. All other costs will be expensed as incured. Unamortized capitalized costs will be expensed if the property is proven to be of no value.

Financial Instruments

The carrying amounts of financial instruments, including cash, mineral leases, and accounts payable, are considered by management to be their estimated fair values. These values are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

Estimates and Assumptions

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of the assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.

3.   PURCHASE OF MINERAL LEASES

     The Company acquired mineral leases for $1.00 from a related party, known as Fame #1 and #2, located near the former town site of Anyox, British Columbia, Canada, with an expiration date of September 25, 1999.

     A geological study has been completed.

                              ANYOX RESOURCES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                    NOTES TO FINANCLAL STATEMENTS (CONTINUED)


================================================================================


4.   RELATED PARTY TRANSACTIONS

Related parties have acquired 40% of the common stock issued for cash.

See note 3 regarding purchase of mineral leases from a related party.

The officers and directors of the Company are involved in other business activities and they may, in the future, become involved in additional business ventures which also may require their attention. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has formulated no policy for the resolution of such conflicts.


5.   GOING CONCERN

Management is currently seeking other mineral leases which it believes can be profitable. successful in this effort the Company will need additional working capital.

To be Continuation of the Company as a going concern is dependent upon obtaining additional working capital and the management of the Company has developed a strategy, which it believes will accomplish this objective through additional equity funding, and long term financing, which will enable the Company to operate in the future.

Management recognizes that, if it is unable to raise additional capital, the Company cannot be successful in its efforts.

                              ANYOX RESOURCES INC.
                          (A Development Stage Company)
                                  BALANCE SHEET
                                December 31, 1998
                      (Unaudited - Prepared by Management)


   ASSETS

   CURRENT ASSETS

        Cash                                                                $  5,649
                                                                            --------

             Total Current Assets                                              5,649
                                                                            --------

   OTHER ASSETS

        Mineral claims - Note 3                                                    1
                                                                            --------

                                                                            $  5,650
                                                                            ========

   LIABILITIES

         Accounts payable                                                   $  2,355
                                                                            --------

             Total Current Liabilities                                         2,355
                                                                            --------

   STOCKHOLDERS' EQUITY

        Common stock
              200,000,000 shares authorized, at $0.001 par
              value, 10,028,500 shares issued and outstanding                 10,029

        Capital in excess of par value                                         2,821

        Deficit accumulated during the development stage                      (9,555)
                                                                            --------

              Total Stockholders' Equity                                       3,295
                                                                            --------

                                                                            $  5,650
                                                                            ========



         The accompanying notes are an integral part of these unaudited financial statements.

                              ANYOX RESOURCES INC.
                          (A Development Stage Company)
                             STATEMENT OF OPERATIONS
              For the period from July 13, 1998 (Date of Inception)
                              to December 31, 1998
                      (Unaudited - Prepared by Management)

   SALES                                                        $         --

   EXPENSES                                                            9,555
                                                                ------------

   NET LOSS                                                     $      9,555
                                                                ============


   NET LOSS PER COMMON SHARE

        Basic                                                   $      (.001)
                                                                ============


   AVERAGE OUTSTANDING SHARES

        Basic                                                     10,028,500
                                                                ============




         The accompanying notes are an integral part of these unaudited financial statements.

                              ANYOX RESOURCES INC.
                          (A Development Stage Company)
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
              For the period from July 13, 1998 (Date of Inception)
                              to December 31, 1998
                      (Unaudited - Prepared by Management)

                                                                                                CAPITAL IN
                                                                    COMMON    STOCK             EXCESS OF        ACCUMULATED
                                                                 SHARES         AMOUNT          PAR VALUE          DEFICIT
                                                                 ------         ------          ---------          -------
BALANCE JULY 13, 1998 (date of inception)                             --      $       --       $       --        $       --

Issuance of common shares for cash at
     $0.001 per share - September 18, 1998                    10,000,000          10,000               --                --

Issuance of common shares for cash at
     $0.10 per share - October 21, 1998                           28,500              29            2,821

Net operating loss for the period from
     July 13, 1998 to December 31, 1998                               --          (9,555)              --                --

BALANCE DECEMBER 31, 1998                                     10,028,500      $   10,029       $    2,821        $   (9,555)
                                                              ==========      ==========       ==========        ==========












         The accompanying notes are an integral part of these unaudited financial statements.

                              ANYOX RESOURCES INC.
                          (A Development Stage Company)
                             STATEMENT OF CASH FLOWS
              For the period from July 13, 1998 (Date of Inception)
                              to December 31, 1998
                      (Unaudited - Prepared by Management)



CASH FLOWS FROM
     OPERATING ACTIVITIES:

     Net loss                                                                      $ (9,555)

     Adjustments to reconcile net loss to net cash provided by operating activities:

          Increase in accounts payable                                                2,355
                                                                                   --------

               Net Cash from Operations                                              (7,200)
                                                                                   --------

CASH FLOWS FROM INVESTING
      ACTIVITIES:

     Mineral claims                                                                      (1)
                                                                                   --------

CASH FLOWS FROM FINANCING
     ACTIVITIES:

          Proceeds from issuance of common stock                                     12,850
                                                                                   --------

     Net Increase in Cash                                                             5,649

     Cash at Beginning of Period                                                         --
                                                                                   --------

     CASH AT END OF PERIOD                                                         $  5,649
                                                                                   ========







         The accompanying notes are an integral part of these unaudited financial statements.

                              ANYOX RESOURCES INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS
                      (Unaudited - Prepared by Management)

================================================================================

1.   ORGANIZATION

     The Company was incorporated under the laws of the State of Nevada on July 13, 1998 with the authorized common shares of 200,000,000 shares at $0.001 par value.

     The Company was organized for the purpose of developing mineral properties.

     The Company is in the development stage.

     Since its inception the Company has completed two Regulation D offerings of 6,028,500 shares of its capital stock for cash.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Accounting Methods

     The Company recognizes income and expenses based on the accrual method of accounting.

     Dividend Policy

     The Company has not yet adopted a policy regarding payment of dividends.

     Income Taxes

     The Company has elected a fiscal year ending June 30 and has not completed an operating period.

     Earning (Loss) per Share

     Earning (loss) per share amounts are computed based on the weighted average number of shares actually outstanding using the treasury stock method in accordance with FADS Statement No. 128.

     Cash and Cash Equivalents

     The Company considers all highly liquid instruments purchased with a maturity, at the time of purchase, of less than three months, to be cash equivalents.

                              ANYOX RESOURCES INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                      (Unaudited - Prepared by Management)

================================================================================

     Foreign Currency Translation

     The transactions of the Company completed in Canadian dollars have been translated to US dollars. Assets and liabilities are translated at the year end exchange rates and the income and expenses at the average rates of exchange prevailing during the period reported on.

     Amortization of Capitalized Mining Claim Costs

     The Company will use successful efforts method to amortize the capitalized costs of its mining claims, which provides for capitalizing the purchase price of the project and the additional costs directly related to proving the properties, and amortizing these amounts over the life of the mineral deposit. All other costs are expensed as incurred. Unamortized capitalized costs will be expensed if the property is proven to be of no value.

     Financial Instruments

     The carrying amounts of financial instruments, including cash, mineral leases, and accounts payable, are considered by management to be their standard fair values. These values are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

     Estimates and Assumptions

     Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of the assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.

     3.   PURCHASE OF MINERAL LEASES

     The Company acquired mineral leases for $1.00 from a related party, known as Fame #1 and #2, located near the former town site of Anyox, British Columbia, Canada, with the expiration date of September 25, 1999.

     A geological study has been completed.

                              ANYOX RESOURCES INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                      (Unaudited - Prepared by Management)

================================================================================

4.   RELATED PARTY TRANSACTIONS

     Related parties have acquired 40% of the common shares issued for cash.

     See Note 3 regarding purchase of mineral leases from a related party.

     The officers and directors of the Company are involved in other business activities and they may, in the future, become involved in additional business ventures which also may require their attention. If specific business opportunities become available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has formulated no policy for the resolution of such conflicts.

5.   GOING CONCERN

     Management is currently seeking other mineral leases which it believes can be profitable. To be successful in this effort the Company will need additional working capital.

     Continuation of the Company as a going concern is dependent upon obtaining additional working capital and the management of the Company has developed a strategy, which it believes will accomplish this objective through additional equity funding, and long term financing, which will enable the Company to operate in the future.

     Management recognizes that, if it is unable to raise additional capital, the Company cannot be successful in its efforts.

                                    PART 111


ITEM 1. INDEX TO EXHIBITS

EXHIBIT
   NO.
-------

(2)  Charter and By-Laws
     (a) Articles of Incorporation of Anyox Resources Inc. filed July 13, 1998 (filed herewith, page 39)
     (b)  Bylaws (filed herewith, page 44)

(3)  Instruments Defining Rights of Securities Holders
     (a)  Text of stock certificates for common stock (filed herewith, page55 )

(5)  Voting Trust Agreements
          None

(6)  Material Contracts
     (a)  Not Made in the ordinary course of business
          (i) Transfer Agent and Registrar Agreement between Registrant and Nevada Agency & Trust Co., dated August 3, 1998 (filed herewith, page 56)

(10) Consent of experts and counsel
     (i) Consent of Andersen Andersen & Strong, L.C., independent certified public accountants (filed herewith, page 60 )

(11) Statement re computation of per share earnings Not applicable

(16) Letter of change in certifying accountant
          Not applicable

(21) Subsidiaries of the Registrant
          Not applicable

(24) Power of Attorney
          Note

(99) Addition Exhibits
     (a) Summary Report - Fame #1 and Fame #2 Mineral Claims prepared by Bakker Geological Consulting dated August 19, 1998 (filed herewith, page 61)


ITEM 2. DESCRIPTIONS OF EXHIBITS


                         [Attached, pages 39 through 84]

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                          ANYOX RESOURCES INC.
                                                              (Registrant)

                                                       by /s/ CARSTEN MIDE
                                                         -----------------------
                                                         Carsten Mide, President

                                                         Dated: February 5, 1999